INVEST IN **SQUID HEALTHCARE**

The only FDA seeking product to address periocular post-procedure care



EyeMask MD
Soothing Manuka Honey Hydrogels
Three EyeMask Treatments per Box
EyeMask MD
Soothing Manuka Honey Hydrogels
Three EyeMask Treatments per Box

Highlights

Highlights

1. 📈 Huge market opportunity >$1B annually for an unmet medical & aesthetic need, growing at 15% CAGR
2. 🚀 FDA 510(k) authorization (Rx & OTC) submitted after successfully completing testing requirements
3. 🏆 Patent issued on utility, composition, design, and formulation(s)
4. 🧑‍🔬👨‍⚕️ Co-founders are scientist with 15 yrs industry experience and oculoplastic surgeon
5. 🛠 Exclusive manufacturing agreement and production line with an international manufacturer
6. 💰 Founders-funded and seeking a SAFE round for team build-up, Series A, & 2022 commercialization

6. 💰 Founders-funded and seeking a SAFE round for team build-up, Series A, & 2022 commercialization

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Our Team



Ahmad Tawil

Expert in the medical aesthetic space with 15 years of industry experience (PwC/Strategy&, Monitor Group, GE Healthcare). Previous founder of Axelleron, SaaS for healthcare companies to manage commercialization.

> There is a clear consumer and patient need for periocular post-procedure management and we are excited to provide an effective solution that will be the only FDA authorized product on the market and that will positively impact the lives of our consumers and patients.



Ronald Mancini

World renowned oculoplastic, orbital, eyelid, and cosmetic facial surgeon. Training in Beverly Hills and at UCLA Medical Center. Member of the American Academy of Cosmetic Surgery, American Society of Ophthalmic Plastic and Reconstructive Surgery.

Pitch

Squid Healthcare, Inc.

Investors' Presentation

September 2021

Why periocular focus?

Blepharoplasty is the plastic surgery operation for correcting defects, deformities, and disfigurations of the eyelids; and for aesthetically modifying the eye region of the face

Blepharoplasty is the 3rd most performed cosmetic surgery in the US and globally with a total procedure count exceeding 1.6M

The top cosmetic surgical procedures performed in 2019 were (US [1] / Global [2]):

1. Breast augmentation (300K/2.2M)
2. Liposuction (265K/2M)
3. Eyelid surgery (237K/1.6M)
4. Nose reshaping (207K/0.8M)
5. Face lift (123K/0.9M)


1
2
3
4
Fatty tissue
Suture
5
6
Suture

1. National Clearinghouse of Plastic Surgery (2019)
2. International Society of Aesthetic Plastic Surgery (2019) adjusted to include South Korea & China estimates

A global market opportunity

Although the US performs the highest number of upper & lower blepharoplasties, the procedure is performed in higher proportions in Brazil, Japan, and S. Korea[1] averaging 13% of all plastic procedures globally

Rank	Country	Estimated number of blepharoplasty surgeries in 2019
1	USA	237,207
2	Brazil	185,560
3	Japan	150,789
4	South Korea	102,250
5	Russia	89,875
6	Mexico	80,181
7	Germany	51,996
8	Italy	49,581
9	France	42,101
10	Turkey	41,499
11	Columbia	33,437
12	Argentina	25,102
13	Thailand	23,927

1. International Society of Aesthetic Plastic Surgery (2017-2020) Global, adjusted for South Korea & excludes China

More than 2 million other periocular surgical procedures are also performed globally

Other periocular surgeries include:

- Ptosis repair
- Eyelid malposition surgery (e.g. ectropion, entropion)
- Orbit surgery
- Fat grafting
- Surgical treatment for anophthalmos


Stallard lateral orbitotomy
Fronto-ethmoidal incision
Transseptal
Trans-conjunctival
Infraciliary
Extraperiosteal
Edge of bony orbit





1. International Society of Aesthetic Plastic Surgery (2017) adjusted to include South Korea & China estimates

In addition more than 10 million annual non-surgical procedures target the periocular area (global[1])



Botulinum toxin or filler injections



Laser skin resurfacing or hair removal

Plasma and micro-needling

1. International Society of Aesthetic Plastic Surgery (2017) adjusted to include South Korea & China estimates

Market size

Global markets can be divided into 3 broad segments


237 K
US
Blepharoplasty
300 K
US
Other periocular procedures
2 M
US
Non-Surgical
1.4 M
Ex-US
Blepharoplasty
2 M
Ex-US
Other periocular procedures
8 M
Ex-US
Non-Surgical

Total US market share is estimated at 2.5M annual procedures

The Ex-US market share is estimated at 11.5M annual procedures

Sources: International Society of Aesthetic Plastic Surgery (2017-2020) adjusted to include South Korea & China estimates, Squid Healthcare market research

The problem

Current and typical post procedure care negatively impacts patient satisfaction and could potentially increase infection risk

Cold compression and cotton dressings



External, non-sterile sources of cold compression are not convenient and provide a potential source of infection as they are often placed directly on wound healing sites


Squid Healthcare is committed to inventing, developing, and bringing to market innovative solutions to address consumer and patient needs specifically related to periocular wellness

A specially formulated sterile hydrogel periocular dressing comprised of a top (wound contact) hydrogel containing Manuka Honey


EyeMask MD
EyeMask MD

Target Indication*: EyeMask MD helps maintain a moist environment. Moist wound environment was shown to be conducive to wound healing. For over the counter use, EyeMask MD may be used for minor abrasions, lacerations, minor cuts, and minor scalds and burns. Under the supervision of a healthcare professional, EyeMask MD is intended for the management of 1st and 2nd degree partial thickness burns, donor sites, and traumatic and surgical wounds, including in the periorbital area.

* Package and label are pending FDA final authorization of indication.

Research and development

✓Prototyped over 15 formulations to achieve the product profile with desired characteristics and confidence to pass biocompatibility testing

✓Completed and passed Biocompatibility studies for formulation with Manuka Honey

✓Completed bench testing required for FDA 510(k) submission for non-aged and 2 years accelerated aging

✓Completed gamma irradiation sterilization dose setting study

✓Submitted FDA 510(k) package for Rx and OTC in September 2021

Legal and commercial development

✓IP portfolio filing covers claims on utility, composition, design, formulation(s). Already received a notice of allowance on formulation and design from USPTO



✓Exclusive manufacturing agreement and production line with an international manufacturer with track record of supplying multiple international brands

✓Quantitative in depth US market demand study was conducted with leading Oculoplastic and Orbital Surgery experts



NOTICE OF ALLOWANCE

A beachhead commercial launch strategy

Our commercial "beachhead" strategy is anchored in focusing our limited resources at launch on the "high rate" blepharoplasty surgeons

We have analyzed reimbursement codes, identified and geo-mapped this market segment to ensure our resources are efficiently aligned



237 K
300 K
US
Other periocular procedures
1.4 M
Ex-US
Blepharoplasty
2 M
US
Non-Surgical
2 M
Ex-US
Other periocular procedures
8 M
Ex-US
Non-Surgical

Once we establish our anchor in that segment, we will scale into the other US segments and global markets

Our in-depth survey with leading Oculoplastic experts validates high needs and potential utilization rates

Respondents indicated high utilization rates for both surgical and non-surgical procedures



Weighted Average
Blepharoplasty
20%
13%
13%
53%
60%
Reconstructive oculoplasty
13%
33%
20%
33%
55%
Skin resurfacing
50%
7%
7%
36%
Filler injection
57%
14%
7%
21%
38%
Botox injection
64%
14%
21%
0
50
100
<25%
25%-50%
50%-75%
>75%

• For what proportion of your patients would you use this product?

We plan to turn profitable by 2023 and cross $100M in global revenue by 2025 while ensuring a healthy operating margin



Revenue
Net Profit
$200M
$100M
$50M
$25M
($5M)
2021
2022
2023
2024
2025
2026

Financial projections

Year	Revenue	Net Profit
2021	$0	($118,685)
2022	$14,460,247	($1,223,405)
2023	$30,677,570	$3,190,758
2024	$72,741,831	$20,316,962
2025	$118,687,276	$41,055,493
2026	$188,684,090	$80,009,075

US is expected to account for >70% of revenue

Caution concerning forward-looking statements

- This communication contains forward-looking statements regarding Squid Healthcare, including, but not limited to, statements related to the 510k authorization of EyeMask MD and the anticipated benefits thereof, including the potential for Squid Healthcare to drive revenue growth and deliver substantial and sustainable value; Squid Healthcare expected upcoming value drivers and 2021-2026 goals, including with respect to approvals and launches and the anticipated timing thereof; the commercial and growth potential, as well as related geographic expansion expectations; and other statements that are not historical facts.
- These forward-looking statements are based on the company's current plans, objectives, estimates, expectations, and intentions and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: failure to realize the expected benefits of the commercialization of EyeMask MD, the uncertainty of expected future regulatory filings, ability of Squid Healthcare to obtain regulatory approvals, product launches, financial performance, and the uncertainty of biocompatibility success; the regulatory approval process, the possibility that, if Squid Healthcare does not achieve the perceived benefits of the launch as rapidly or to the extent anticipated by financial analysts or investors, the market price of Squid Healthcare's shares could decline; regulatory initiatives and changes in tax laws; market volatility, protecting and enhancing the company's intellectual property rights; delays or problems in the supply or manufacture of the company's product; complying with applicable U.S. and non-U.S. regulatory requirements; government investigations, legal proceedings and other actions.
- The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by Squid Healthcare on its websites or otherwise. Squid Healthcare undertakes no obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.
- Certain information in this communication is based upon management forecasts and reflects prevailing conditions and management's views as of this date, all of which are subject to change. In preparing this communication, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources or which was provided to us by third parties or which was otherwise reviewed by us. The information contained herein is subject to change, completion or amendment and we are not under any obligation to keep you advised of such changes.